Exhibit (a)(5)(xii)

TriNet Announces Pricing of Private Offering of $400 Million of Senior Notes due 2031

Dublin, Calif., August 2, 2023 – TriNet Group, Inc. (“TriNet”) (NYSE: TNET), a leading provider of comprehensive and flexible human capital management (HCM) solutions for small and medium-size businesses (SMBs), announced today that it has priced $400 million in aggregate principal amount of its 7.125% senior notes due 2031 (the “notes”) in a private offering (the “offering”) that is exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”). The notes will be guaranteed on a senior unsecured basis by certain subsidiaries of TriNet. As previously announced, TriNet expects to enter into an amendment to its revolving credit facility that would close on or around the closing date of the offering, which would extend the maturity date of the revolving credit facility to five years from the closing date and increase the availability under the revolving credit facility to $700 million. The offering is expected to close on August 16, 2023, subject to customary closing conditions. TriNet intends to use the net proceeds of the offering to fund an equity tender offer and a share repurchase that it announced on July 31, 2023 to purchase shares of its common stock, and the remaining amount, if any, for general corporate purposes. TriNet commenced the equity tender offer on August 1, 2023.

The offering is not conditioned on the completion of the equity tender offer or share repurchase. The equity tender offer is being made pursuant to a separate offer to purchase, related letter of transmittal and the other materials filed as exhibits to the Tender Offer Statement on Schedule TO-I that TriNet has filed with the Securities and Exchange Commission (the “SEC”), and this press release is not an offer to purchase or a solicitation of an offer to sell any of the shares in the equity tender offer or other securities.

The notes have not been and will not be registered under the Securities Act, or the securities laws of any other place. Unless they are registered, the notes may be offered only in transactions that are exempt from registration under the Securities Act and applicable state securities laws. The notes are being offered and sold only to persons reasonably believed to be qualified institutional buyers under Rule 144A and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

This press release is for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of the notes in any state or jurisdiction in which such offer, solicitation or sale is unlawful. Any offers of the notes will be made only by means of a private offering memorandum. This notice is being issued pursuant to and in accordance with Rule 135(c) under the Securities Act.

Forward-Looking Statements

This press release contains forward-looking statements that are based on TriNet’s current expectations. Such statements include plans regarding the offering and the receipt and use of the net proceeds from the offering and related transactions, including the equity tender offer, share repurchase and amendment to the revolving credit facility. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, including investor demand, market conditions, customary closing conditions and other factors. There can be no assurance that TriNet will complete the offering, enter into a new revolving credit facility or repay the outstanding term loan. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those expected. More information about potential risk factors that could affect TriNet and its results is included in TriNet’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2022 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023. TriNet does not assume any obligation to update the forward-looking information contained in this press release.

Investors: Alex Bauer TriNet Alex.Bauer@TriNet.com (510) 875-7201	Media: Renee Brotherton / Josh Gross TriNet Renee.Brotherton@TriNet.com Josh.Gross@TriNet.com (408) 646-5103 / (347) 432-8300

TriNet and the TriNet logo are registered trademarks of TriNet. All other trademarks, service marks, registered trademarks, or registered service marks are the property of their respective owners.